EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

09047371

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref. No. OS.182/2009

October 30, 2009

SEC Mail Processing
Section

NOV - 2 2009

Washington, DC
110

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Oct 30, 09

dlw 11/24

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. OS. 181/2009

SEC Mail Processing Section
NOV - 2 2009
Washington, DC
110

October 29, 2009

To The President
The Stock Exchange of Thailand

Subject : Rights of Shareholders to Propose AGM Agenda and Qualified Candidate to be Nominated as the Bank's Director

KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce that, in adherence to the good corporate governance practices, the Bank will offer the shareholders the rights to propose matter to be included as an agenda, as well as propose qualified candidate to be nominated as the Bank's director ahead of the General Meeting of Shareholders for the year 2010, during November 1 - 30, 2009. The detailed guidelines and procedures have been disclosed on the Bank's website "http://www.kasikornbank.com" under Investor page, General Meeting of Shareholders.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL

(Ms. Tida Samalapa)
Corporate Secretary

Shareholder Relationship Management Unit
Office of Corporate Secretary
Tel. 0 2470 2663-7